

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

VERONICA MUSIALEK
GOWLINGS
550 BURRARD STREET SUITE 2300 P O BOX 30
BENTALL 5
VANCOUVER, BC V6C 2B5

Job:C20100203-0271
February 3, 2010

Special Handling Instructions:
Email out 2-3-2010 stock split. Ras

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Stock Split	20100068683-04	2/2/2010 4:10:57 PM	1	$1,925.00	$1,925.00
24 Hour Expedite	20100068683-04	2/2/2010 4:10:57 PM	1	$125.00	$125.00
Total					$2,050.00

Payments

Type	Description	Amount
Credit	005450|10020330732374	$2,050.00
Total		$2,050.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s): 1

VERONICA MUSIALEK
GOWLINGS
550 BURRARD STREET SUITE 2300 P O BOX 30 BENTALL 5
VANCOUVER, BC V6C 2B5



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

090301

090301

Filed in the office of	Document Number
(signature) Ross Miller Secretary of State State of Nevada	20100068683-04
	Filing Date and Time
	02/02/2010 4:10 PM
	Entity Number
	C25830-2004

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:
JAMMIN JAVA CORP.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:
1,704,287,175 shares of common stock with a par value of $0.001 each.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:
5,112,861,525 shares of common stock with a par value of $0.001 each.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:
the corporation shall issue 3 shares of common stock for every 1 share of common stock issued & outstanding immediately prior to the effective date.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:
n/a.

7. Effective date of filing: (optional)

8. Signature: (required)   (must not be later than 90 days after the certificate is filed)

X _____
Signature of Officer

PRESIDENT
Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Split
Revised: 3-6-09